April 18, 2005

Mr. John Cash
Accounting Branch Chief
Division of Cooperative Finance
US Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549


Dear Mr. Cash:

Thank you for your prompt response to our letter dated March 20th.

1.   Independent Registered Accountant

We were waiting for a response from the PCAOB as to whether or not they thought that the spin-off of KGS LLP from Sheft Kahn & Company LLP constituted a "change of auditors". However, after the Managing Partner, Mitchell Kahn, discussed the matter with Ms. Armelin, we have concluded that the SEC wishes to treat it as a completely new firm and we have therefore sent out all of the appropriate notices to the SEC and Sheft Kahn & Company LLP (copies of letters and Form 8K are attached). We hadn't officially appointed KGS LLP as our new auditors until Thursday April 7, 2005 when they informed us that their registration with the PCAOB was approved, so the notifications are all timely.

2.   Management's Discussion and Analysis, page 11

We have taken your suggestion and will try to expand our analysis of changes in our financial position in future Management's Discussions and Analysis. As for setting forth the revenue results by product line in the amended 10K and the future 10Qs; we feel that it is more than adequate to give the revenue results by broad category groups. To disclose the revenue results of each product would jeopardize our sales force in obtaining the best price from our customers, and hinder our negotiations when trying to obtain the lowest royalty rate from our licensors. It is not prudent to divulge proprietary information which could hurt the value of the company and negatively impact our shareholders simply so that those same shareholders (and others) understand every minute detail of our business.

3.   Item 15, Exhibits, page 29

We have considered the materiality of our License Agreements. None of the license Agreements currently have a material effect on our Company, other than the Alleghany Agreement, which was previously filed. None of the agreements create an ongoing liability if the Company chooses to discontinue the licenses. Other than Alleghany, the revenues currently from our other Licensees are not material at this date. We believe that the Agreements with each Licensor should be confidential. Many of the terms of the Agreements differ. As stated above, to divulge this information could have a negative impact on our shareholders via the decreased profitability of the Company. We believe that all material risks have been disclosed.

4.   Consolidated Statement of Shareholders' Equity, page 6

After further review, we became aware that the stock dividend was erroneously accounted for similar to that of a stock split. The financial statements will be revised in the Amended 10K to properly measure the stock dividend at fair value.

5.  Class A and Common Stock Rights

We will set forth the pertinent rights and privileges of our Class A and Common Stock. Our Common Stock has all the rights and privileges provided under the Delaware Law of Corporations and Business Organizations. The Common Stock shareholders have a right to vote for 3 members of the Board of Directors. The Class A Common shareholders have the same rights as the Common Stock shareholders except that they have the right to elect 4 members to the Board of Directors. Class A shares can be converted into Common shares. Common shares cannot be converted into Class A shares.

6.  Advertising Costs, page 11

We believe that our method of accounting for our advertising costs is the most conservative, fair, and consistent presentation of the expense. To understand the substance of our reporting, I will briefly describe how we have created a very successful model which we have followed to run our business.

At the beginning of every year, we meet with our retail accounts and work out a program to advertise and promote our products. We are a small niche player in the industry. We attempt to create a product that can be differentiated from other competitive products.

Experience has taught us that that at the beginning of each year we have to jump-start our new product lines and brands to give them the impetus to get the consumers' attention.

In the first quarter, we introduce our new products into the marketplace. We define new products as new products, repackaging old products and repositioning established brand products. In the first and second quarter, we advertise and promote our products. The second quarter advertising will be at our highest level and will help strengthen the information about the products in the consumer's mind and allow the product to begin to sell on its own impetus without the substantial media expense we will have expensed in the first half of the year. We will have allocated between 60 and 70% of our budget during the first half. The balance of the budget will be spent in the second half to shore up any products in a particular area that need more promotion. Once we get the sales of our products started, we believe that they can continue to sell in the second half with less advertising behind them. We firmly believe that we have more success in the long run (and we emphasize "long-run" meaning beyond the current period) by concentrating our advertising in one quarter rather than defusing its effect by spreading it out over the whole year. Once the initial impact is made, only sporadic reinforcement is needed to perpetuate the effect of the initial advertising blitz.

The foregoing is our strategy for our media advertising. The gradual building up of advertisement will cause the sale of our products throughout the year. The particular day, week or month in which the media runs does not necessarily cause immediate sales. (We will discuss co-operative advertising separately.) Our advertising is used to create an image, keep repeating the products' names and although it may not create an instant sale, the product will sell over a period time. Advertising in the media looks to the future.

As an example, I am enclosing herewith the sales and media expenses for our Mega - T dietary supplement product, (Exhibit "A"). During the first quarter of 2004, we spent $617,626 and had sales of $2,924,389. During the second quarter of 2004, we spent $1,528,609 and had sales of $4,821,257. Because we had advertised so heavily in the first and second quarters for this product, we had sales of $4,935,091 with only advertising of $201,908 in the third quarter. In the fourth quarter, we had sales of $3,760,142 with no advertising. During the first quarter of 2005, we spent $551,988 to advertise and had sales of $5,364,754.

We have been using this merchandising model since 1986 with substantial success. We firmly believe that we have established that the advertising benefits from an expense in a period clearly extend beyond the particular period in which the expenditure was made using our model. Management has taken the Company from a negative net worth in 1986 to a $25 million net worth today, $13.5 million cash and investments with no contingent liabilities and no requirements to utilize our $10 million unsecured line of credit. EBITDA was $9.4 million.

Co-operative Advertising

At the beginning of each year, a program of co-operative advertising is entered into with our retail accounts. The commitments are for the full year. We automatically require that every time a commitment is made, whether oral or written, we record the commitment on the date it is made. We may make a commitment in January, but the promotion may not run until August.

During the first quarter of 2005, we committed to approximately $3.5 million. During that period, approximately $1.8 million of the $3.5 million actually ran. The expense we charged against the quarter was approximately $1.5 million. The balance of approximately $2 million not charged during the period was deferred instead of $1.7 million had we charged what actually ran. We have attached "Exhibit B" detailing what the actual expense would have been.

Conclusion

We believe that APB also suggests that accounting information not distort the annual expense on a quarterly basis. Our method helps to give a reasonable illustration of the expected results of operations for the year based on the sales and expenses for the quarter. The year-end statement marshals all of the data and sets forth the advertising that was actually run during the year.

7.   Note 5. Intangible Assets, Page 12

We are attaching a schedule of all of our Trademarks (Exhibit C) as well as another schedule showing total sales and sales by product per country (Exhibit D).

8.  Note 9. Stock Options, page 21

We had given consideration to measuring the stock price's volatility over a period in line with the expected life of the options, as we had done in previous years, but upon review of the calculation of "volatility" we discovered educational literature that explained volatility and the use of standard deviation.
That literature (copy enclosed - Exhibit E) indicated that the most common way to calculate standard deviation was to determine the deviation from an average monthly return over a 36-month time period and then annualize that number. In an attempt to be more accurate in our calculation we adopted this method. We felt that a 36 month time period was more appropriate given that our volatility had changed once we were listed on the American Stock Exchange and the inclusion of the older years would probably not reflect the future volatility as accurately.

9. After further review, we agree that in accordance with FAS
123, compensation expense should be recognized over the vesting period. The financial statement disclosure will be revised in the amended Form 10-K.

10. We agree that the modification of options granted would cause additional compensation to be recognized in accordance with FASB interpretation No. 44. Upon further review, the measurement modification of the options resulted in an immaterial amount of compensation to be recognized. The effect on net income was approximately 1% and therefore less than 1% on net sales, stockholders' equity and total assets. Therefore, no compensation was recognized.

11. Commitments and Contingencies, page 27

We have considered whether or not to be more specific about royalty costs by Licensors. We believe that it is not in the best interest of the Company to disclose the specific arrangement with each Licensor. We do include all of the minimum costs we must maintain in the aggregate to maintain the licenses. (See response to item 3.)

12.  To date there is no change from our prior response.

13. We will refer to the SEC staff's letter to the Center for Public Company Audit Firms dated February 7, 2005 regarding certain leasing issues and will make sure that we comply with it with respect to these matters in future filings.

We hope that this response adequately answers all of your questions and suggestions regarding our 10K filing and our future 10Qs. If this response is sufficient in response to your review of our 10K and your comments thereto, please advise and we will file form 10-KA as an amendment to our previously filed 10K.

We understand that (1) we are responsible for the accuracy and adequacy of the disclosures in our filings, (2) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Very truly yours,


John Bingman
Chief Financial Officer

/js

cc: Patricia Armelin
    Staff Accountant

                              CCA INDUSTRIES, INC.
                           200 MURRAY HILL PARKWAY
                           E. RUTHERFORD, NJ 07073





                                          April 11, 2005


Mr. Mitchell Kahn
Sheft Kahn & Company LLP
125 Jericho Tpke.
Jericho, NY 11753

Dear Mr. Kahn:

We have engaged KGS LLP to audit our financial statements for the year ended November 30, 2005. In connection therewith, they would like to make inquiries and examine your working papers for the audit of our financial statements for the year ended November 30, 2004. We hereby authorize you to respond fully and without limitation to their requests.

Please allow our auditors to copy any information needed from files related to our financial statements that they request (unless proprietary in nature) and bill our company for the reproduction costs.

We have represented to our auditors that we are not involved with your firm in any disputes about accounting principles, auditing procedures, or similarly significant items and that we have paid in full for all services rendered by you to date. You will be contacted by Mr. Mitchell Kahn of this audit firm concerning these matters.

                                        Very truly yours,



                                        CCA INDUSTRIES, INC.

                          SHEFT KAHN & COMPANY LLP
                             125 JERICHO TPKE.
                            JERICHO, NY 11753






                                        April 11, 2005


Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Gentlemen:

We are writing pursuant to 17CFR'229.304(a)(3), with respect to the CCA Industries, Inc.=s report on Form 8-K regarding our replacement as independent auditors for CCA Industries, Inc.

We have reviewed the letter from CCA Industries, Inc. dated April 11, 2005, which notified us that CCA Industries, Inc. has engaged other auditors to perform their annual audit for the year ending November 30, 2005.

Upon review, we are in agreement that during the preceding 24 months there have been no disagreements regarding accounting principles or practices, financial statement presentation and disclosures, audit scope or procedures or compliance with applicable rules of the Securities and Exchange Commission.

                                        Very truly yours,

                                        SHEFT KAHN & COMPANY LLP





                                        Mitchell Kahn

                           CCA INDUSTRIES, INC.
                         200 MURRAY HILL PARKWAY
                        EAST RUTHERFORD, NJ 07073








                                        April 11, 2005



Sheft Kahn & Company LLP
125 Jericho Turnpike
Jericho, NY 11753

Gentlemen:

The audit committee of the Company=s Board of Directors has been informed that effected February 28, 2005, the firm of Sheft Kahn & Company LLP has dissolved. The audit committee has retained the successor firm of KGS LLP to perform the audit of CCA Industries, Inc. as of and for the year ending November 30, 2005.

Please be advised that pursuant to Securities and Exchange Commissions
(SEC) Regulation S-K, Item 304, we are hereby requesting you to review the attached copy of Form 8-K filed with the SEC by the Company and make comment as to whether or not you agree said comments should be addressed to the SEC.

                                        Very truly yours,




                                        CCA Industries, Inc.

                                        April 11, 2005



Mr. John Bingman
Chief Financial Officer
CCA Industries, Inc.
200 Murray Hill Parkway
East Rutherford, NJ 07073

Dear Mr. Bingman:

This is to confirm that the client-auditor relationship between CCA Industries, Inc. (Commission File Number 2-85538) and Sheft Kahn & Company LLP has ceased.

                                        Very truly yours,

                                        SHEFT KAHN & COMPANY LLP




                                        Mitchell G. Kahn

cc.: Office of the Chief Accountant
     SECPS Letter File
     Securities and Exchange Commission
     Mail Stop 9-5
     450 Fifth Street, N.W.
     Washington, D.C. 20549

             SECURITIES AND EXCHANGE COMMISSION
                    Washington, DC 20549

                           Form 8K

                       CURRENT REPORT

             Pursuant to Section 13 or 15(d) of
             The Securities Exchange Act of 1934



DATE OF REPORT: April 11, 2005



                    CCA Industries, Inc.

     (Exact Name of Registrant as Specified in Charter)

                          DELAWARE

(State or other jurisdiction of incorporation or organization)

                          1-31643

                  (Commission File Number)

                         04-2795439

            (IRS Employer Identification Number)

 200 Murray Hill Parkway, East Rutherford, New Jersey 07073

     (Address of principal executive offices, zip code)

                       (201) 330-1400

     (Registrant's telephone number including area code)

Item 5. Other

     The audit committee of the Company's Board of Directors has been informed that effective February 28, 2005, the firm of Sheft Kahn & Company LLP has dissolved. The audit committee has retained the successor firm of KGS LLP to perform the audit of CCA Industries, Inc. as of and for the year ending November 30, 2005.

     During the preceding 24 months there have been no disagreements regarding accounting principles or practices, financial statement presentation and disclosures, audit scope or procedures or compliance with applicable rules of the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 11, 2005


     CCA Industries, Inc.
     Registrant


By:  Ira W. Berman
     Ira W. Berman, Secretary

                                 All Mega Product Lines
                          Dollars Shipped and TV Expenditures
                                   2004 and Q1 2005


                             Sales                     TV Expenditures
December-03        1,047,011.66                          -
January-04           731,981.60                 331,453.33
February-04        1,145,395.85                 286,173.39
   Q1 2004 Total                $2,924,389.11                 $617,626.72


March-04           1,632,615.49                          -
April-04           1,912,835.79               1,041,332.79
May-04             1,275,806.60                 487,277.00
   Q2 2004 Total                $4,821,257.88               $1,528,609.79


June-04            1,597,268.10                 204,905.18
July-04            1,785,873.37                  (2,997.12)
August-04          1,551,949.81                          -
   Q3 2004 Total                $4,935,091.28                 $201,908.06


September-04       1,124,066.16                          -
October-04           547,526.75                    (106.25)
November-04        2,088,550.05                      90.67
   Q4 2004 Total                $3,760,142.96                     $(15.58)

2004 TOTAL                     $16,440,881.23               $2,348,128.99


December-04        1,467,153.36                  16,930.65
January-05         1,789,289.02                 354,568.11
February-05        2,108,311.70                 180,489.56
   Q1 2005 Total                $5,364,754.08                 $551,988.32


                                        Exhibit A

Commitments - 1st Quarter 2005                       $3,480,566

Less:      Quarterly Contracts (CVS, Rite Aid)       $1,169,561

Subtotal                                             $2,311,005

Less:      Slotting (est.)                           $  237,500

Subtotal                                             $2,073,505

Less:      11% Reserve on Coop                       $  207,921

Total                                                $1,865,584



                         Exhibit B

                      TOTAL 2003  TOTAL 2004   2005 1st Quarter
Product Line           Net Sales   Net Sales        Net Sales


BIKINI ZONE            4,524,794    4,896,990      899,897
BLO'DRY SAFE                  40           18            -
CHERRY VANILLA         1,499,868    1,849,514      273,276
CLOUD DANCE                 (341)          25            -
DIET                   5,707,304   16,231,919    5,256,153
DENISE AUSTIN                  -            -    1,540,553
FOOT PRODUCTS            348,601      256,862        8,200
HAIROFF                4,702,386    4,587,548    1,074,492
HOLD THAT CURL               590            -            -
LOBE WONDER               19,171       83,407       24,420
MIXED DEALS               68,672       10,171            -
MOOD MAGIC               (17,687)         754           12
NUTRA                  8,841,032    5,383,328    1,184,982
NUTRA ENAMEL (60 SEC)    (13,128)      (3,152)          16
OTHER                     36,663     (500,547)     151,103
PLUS WHITE            17,353,719   14,958,921    2,793,008
PROPERM                  803,326      673,736       34,022
SOLAR SENSE            1,028,825    1,849,472     (215,004)
SUDDEN CHANGE         10,809,597   12,046,765    1,898,671
SUNSET CAFE              183,238      305,801            -
SWEET ENDERS             417,932      (30,335)     (53,962)
VISION                      (136)           -            -
WASH'N CURL              234,740    1,017,707      697,782
WASH'N STRAIGHT            1,784          934           50
WASH'N TINT                   79            -            -
Totals                56,551,068   63,619,838   15,567,670




                                  EXHIBIT D

                Puerto Rico
                 2005     2004    2003
 BIKINI ZONE             1,652   1,484
 DIET             723
 HAIROFF                 1,048   4,254
 NUTRA          2,380    8,541  11,097
 PLUS WHITE     5,937   20,127  17,762
 SOLAR SENSE              3,456
 SUDDEN CHANGE                     605
Total           9,040   34,824  35,202


              England
                 2005     2004    2003
 PLUS WHITE    49,380           76,710
 SUDDEN CHANGE                  28,000
 BIKINI ZONE           300,048
Total
               49,380  300,048 104,710


              Mexico
                 2005     2004    2003
 HAIR OFF                           34
 BIKINI ZONE                        10
Total               -        -      44


               Japan
                 2005     2004    2003
 SUDDEN CHANGE 15,561   24,495     558
 MEGA                              242
 BIKINI ZONE               111
 IPR                     6,000
Total          15,561   30,606     800


              Australia
                 2005     2004    2003
 SUDDEN CHANGE  1,284   45,082  67,710
 HAIR OFF                3,190   3,050
 PLUS WHITE              3,063   2,476
 BIKINI ZONE                         2
 MEGA                                5
 WASH'N CURL                       252
 SOLAR SENSE                         4
 SWEET ENDERS              688       4
 NUTRA                  51,807  56,395
Total           1,284  103,830 129,898

                      EXHIBIT D

              Columbia
                 2005     2004    2003
 HAIR OFF       9,906   30,868  16,134
 PLUS WHITE    22,939   57,976  66,428
 NUTRA            465
Total          33,310   88,844  82,562


                New Zealand
                 2005     2004    2003
 BIKINI ZONE       91      136     393
 PLUS WHITE       927    8,775  12,625
 SUDDEN CHANGE  2,556   10,445  11,426
Total           3,574   19,356  24,444


               China
                 2005     2004    2003
 PLUS WHITE     1,673    7,065
Total           1,673    7,065       -


               Spain
                 2005     2004    2003
 SUDDEN CHANGE 39,705  187,067  35,032
Total          39,705  187,067  35,032


              Arabia
                 2005     2004    2003
 SUDDEN CHANGE 23,385   75,104 159,682
 HAIR OFF       3,325    7,560  38,465
 PLUS WHITE     4,480    6,720   9,440
 BIKINI ZONE
 IPR              720    1,200   1,760
 SUNSET CAFE           305,783 185,544
 SOLAR SENSE               875
 SWEET ENDERS
 NUTRA            693   43,189   7,162
Total          32,603  440,431 402,053


              Jamaica
                 2005     2004    2003
 SUDDEN CHANGE  3,500    7,000  17,500
 IPR                               207
 HAIR OFF                          471
 NUTRA                   1,520   4,305
 PLUS WHITE              7,276  14,162
 SOLAR SENSE               151     302
Total           3,500   15,947  36,947


                    EXHIBIT D

               South Africa
                 2005     2004    2003
 SUDDEN CHANGE 10,728
 HAIR OFF       4,190
 NUTRA          4,963
 BIKINI ZONE    6,005
Total          25,886        -       -


              Ireland
                 2005     2004    2003
 SUDDEN           760    7,327   7,652
 IPR                     2,760     986
 HAIR OFF      10,054   67,405  31,375
 NUTRA          2,163   10,557  13,638
 PLUS WHITE     3,888   13,567   8,865
 SOLAR SENSE             3,185
 SWEET ENDERS                    2,016
 BIKINI ZONE             1,210
Total          16,865  106,011  64,532


              Trinidad
                 2005     2004    2003
 PLUS WHITE              1,645
Total               -    1,645       -


               Czech Republic
                 2005     2004    2003
 PLUS WHITE             12,241
Total               -   12,241       -


              Bahrain
                 2005     2004    2003
 PLUS WHITE                630     201
Total               -      630     201


               Viet Nam
                 2005     2004    2003
 MEGA                   14,107
 PLUS WHITE                351
 SWEET ENDERS              504
Total               -   14,962       -



                         EXHIBIT D

              Turkey
                 2005     2004    2003
 PLUS WHITE                     69,825
Total               -        -  69,825


              Hungary
                 2005     2004    2003
 PLUS WHITE                     70,924
Total               -        -  70,924


               Peru
                 2005     2004    2003
 HAIR OFF                        3,758
 PLUS WHITE                     39,480
 BIKINI ZONE                     8,856
Total               -        -  52,094


               Hong Kong
                 2005     2004    2003
 BIKINI ZONE                       202
 DIET                            1,663
 HAIR OFF                          504
 SWEET ENDERS                      252
 PLUS WHITE                      9,373
 SUDDEN CHANGE                   3,380
Total               -        -  15,374




                          EXHIBIT D

Market Volatility

Market volatility is an uncontrollable and unpredictable risk associated with investing. Though each individual stock has it's own volatility pattern, certain stocks' prices fluctuate daily while others vary incrementally. The volatility of the market as a whole is usually not as dramatic as an individual stock. In addition, different market sectors also have varying levels of volatility. There are several factors that play into market movements including politics, interest rates, and spending trends. Understanding how these factors can potentially impact the market can help you reduce potential risk when making investment decisions.

Causes of Volatility

Professional traders who participate in a continuous stream of buying and selling maneuvers often create a condition called 'arbitrage'. Arbitrage occurs when a security is bought and sold simultaneously at two different prices in two different markets. Because this activity causes stock prices fluctuate rapidly, what may have seemed like a good buy at first may turn into a disadvantage. Thus, arbitrage is one of the forces behind market volatility. Another consequential factor is the dissemination of information available through the media. Public reports on corporate earnings estimates, management changes, product and service issues, along with political policies and regulations, compounded with rumors and speculation can influence the buying or selling of any stock.

Measuring Stock Volatility

Standard Deviation

The most common and basic measure of volatility is called standard deviation, where volatility is measured in relation to a defined time frame. It takes into account the way a security has performed in the past, and estimates the probability as the whether it will perform in the same manner in the future. The most common way to calculate standard deviation is to determine the deviation from an average monthly return over a 36-month time period, and then annualize that number. As a general rule, the higher the standard deviation, the more volatile the security. However, standard deviation is not a 'relative measure', and has no base reference point by which to compare. Thus, the logical way to use standard deviation is to compare one security's standard deviation to that of a similar security.

The Beta Coefficient

Beta is used to measure the volatility of a security in relation to that of the stock market as a whole. To determine the beta of any security, you need to know the security's monthly returns and the returns of a benchmark index. For stocks and mutual funds that hold stocks, the Standard & Poor's 500 Stock Index is the most frequently used index, and is assigned a beta coefficient of one (1.0). For bonds and bond mutual funds, the Lehman Brothers Aggregate Bond Index is the most prevalent benchmark, and is also assigned a beta coefficient of one also. Any security with a beta higher than one is more volatile than the relative market index, while any security with a beta less than one is less volatile than the index. Like standard deviation, beta is typically measured using data over a 36-month period. Beta is useful in providing a measurement of a security's past volatility relative a specific benchmark or index, but it's important to verify that the most relevant benchmark is used.

R-Squared

Whenever beta is used to measure volatility, you are likely to find an R-squared statistic as well. Where the beta coefficient

                            EXHIBIT E
to measure volatility, R-squared measures the reliability of the information used to determine beta. The lower the R-squared figure (on a scale of 1 - 100), the less reliable the information.

Volatility and Your Time Horizon

Negative market volatility tends to hit short-term investors the hardest because they are looking for more immediate, positive results. Because long-term investors have a longer time horizon, they are better able to 'ride out' down markets and stay invested for subsequent recovery and growth opportunities. Attempting to time the market (the proverbial 'buy low, sell high' approach) is extremely difficult and even professional traders are not always successful. If market volatility is one of your main investing concerns, talk with a professional financial adviser for help creating a personal asset allocation profile that can help meet your financial goals, and provide protection against market volatility. You may never be able to insulate your portfolio 100%, but taking steps such as diversifying your portfolio through asset allocation will give you a better chance of deflecting some of the potential volatility that is inherent in investing.










                            EXHIBIT E